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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                            Commission File Number 1-11871
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                          NOTIFICATION OF LATE FILING

 (Check One):  [X] Form 10-K   [  ] Form 11-K   [  ] Form 20-F  [  ] Form 10-Q
               [ ] Form N-SAR

For Period Ended:  December 31, 1996
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[   ]    Transition Report Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]    Transition Report on Form 20-F [   ]  Transition Report on Form N-SAR
[   ]    Transition Report on Form 11-K

For the Transition Period Ended:
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   Read attached instruction sheet before preparing form.  Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

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                       PART I.  REGISTRANT INFORMATION

Full name of registrant  COMMODORE APPLIED TECHNOLOGIES, INC.
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Former name if applicable

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Address of principal executive office (Street and number)

       8000 TOWERS CRESCENT DRIVE, SUITE 1350
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City, State and Zip Code  VIENNA, VIRGINIA 22182
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                      PART II.  RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]    (a)     The reasons described in reasonable detail in Part III of
         this form could not be eliminated without unreasonable effort or expense;

[   ]    (b)     The subject annual report, semi-annual report, transition
         report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)     The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


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                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's Annual Report on Form 10-K, for the year ended December 31, 1996 cannot be filed within the prescribed period because the Company is experiencing delays in the collection and compilation of certain financial and other information required to be included in the 10-K. The Company's Annual Report on Form 10-K will be filed as soon as practicable.


                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

        William E. Ingram               (281)    447-3556
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                   (Name)           (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [ X ] Yes   [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ X ] Yes   [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

1996 Results of operations will reflect revenue of $5,357,000. The Company has not generated material revenues except from the acquisition of Advanced Sciences ("A.S.I.") in the fourth quarter of 1996, or any profits. Since the acquisition of A.S.I., Applied abandoned its development stage enterprise qualification.









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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date                                              By:
    --------------------------                       ---------------------------
                                                  Name:
                                                  Title:




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